COMMENTS RECEIVED ON 05/02/2024

FROM DANIEL GREENSPAN

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Limited Term Securitized Completion Fund

POST-EFFECTIVE AMENDMENT NO. 169 & 171

1.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm any fee reimbursement, recoupment, or wavier arrangements.

R:

The fund will not have a fee waiver or expense reimbursement arrangements.

2.

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund.”

C:

The Staff requests we add the bold language to the fee table introductory paragraph, per item 3 of Form N-1A, as applicable.

R:

The fund will be exclusively offered through a separately managed account. Accordingly, the current disclosure includes all applicable disclosure in Item 3 of Form N-1A.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in investment-grade securitized debt securities (those of medium and high quality) and repurchase agreements for those securities.”

C:

The Staff requests we provide examples of medium and high quality investment ratings.

R:

We believe the meaning of “medium and high quality investment-grade debt securities” is standard in the industry and more meaningful to shareholders than providing specific ratings by the various credit rating agencies. Accordingly, we have not modified our disclosure.

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The staff requests that to the extent the fund anticipates certain strategies listed, or types of securities disclosed will comprise a more significant component than others, that we revise accordingly.

R:

We believe that the strategies of the fund are appropriately listed under the “Principal Investment Strategies” heading in the fund’s “Fund Summary” section. Accordingly, we have not modified disclosure.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The staff requests that we tailor the derivatives disclosure to specifically how the fund expects to be managed and include corresponding risk disclosure.

R:

The fund’s principal investment strategy disclosure, in the Investment Details section, provides greater detail on the fund’s use of derivatives:

“The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund’s assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund’s derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser’s outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund’s exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

6.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the fund intends to invest in emerging markets securities, the Staff requests we add appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

7.

“Investment Details” (prospectus)

“Other Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may invest in collateralized loan obligations.”

C:

The Staff requests we supplementally confirm whether there are any limits on collateralized loan obligations, including amount of assets devoted to collateralized loan obligations or ratings and include appropriate disclosure.

R:

The fund does not intend to invest in collateralized loan obligations to a degree that would make it a principal investment strategy of the fund.

8.

“Fund Management” (prospectus)

“Advisory Fee(s)”

C:

The Staff requests we explain briefly how the adviser is compensated.

R:

The following disclosure outlining how the adviser is compensated will be added to the Advisory Fee(s) section:

"The fund is available through fee-based programs and products offered by Fidelity. The Adviser is compensated for its services out of such fees.

The Adviser receives no fee from the fund for handling the business affairs of the fund and pays the expenses of the fund with the following exceptions: expenses for typesetting, printing, and mailing proxy materials to shareholders, all other expenses incidental to holding meetings of the fund's shareholders (including proxy solicitation), fees and expenses of the Independent Trustees, interest, Rule 12b-1 fees (if any), taxes, and such non-recurring expenses as may arise, including costs of any litigation to which the fund may be a party, and any obligation it may have to indemnify its officers and Trustees with respect to litigation. The fund shall also be responsible for its non-operating expenses, including brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable."

9.

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

Please add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. The fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.